May 30, 2019

Ron Babecoff
Chief Executive Officer and Director
BiondVax Pharmaceuticals Ltd.
Jerusalem BioPark, 2nd floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

       Re: BiondVax Pharmaceuticals Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed May 30, 2019
           File No. 333-230484

Dear Dr. Babecoff:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No.2 to Form F-1 Filed May 30, 2019

Exhibits

1. Please file the instrument that defines the rights of the subscription rights being registered, an opinion of counsel as to the legality of the securities being registered and consent as exhibits. See Item 601(b)(4), Item 601(b)(5), and Item 601(b)(23) of Regulation S-K.
 Ron Babecoff
FirstName Pharmaceuticals Ltd.
BiondVax LastNameRon Babecoff
Comapany NameBiondVax Pharmaceuticals Ltd.
May 30, 2019
Page 2
May 30, 2019 Page 2
FirstName LastName
       You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Healthcare &
Insurance
cc:      Mark Hamilton, Adv.